   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 20, 1998
                                                      REGISTRATION NO. 333-_____
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                  ------------

                               GENERAL MAGIC, INC.
             (Exact name of registrant as specified in its charter)

                                  ------------

           DELAWARE                                                   77-0250147
(State or other jurisdiction of                                     (IRS Employer
 incorporation or organization)                                  Identification No.)

                              420 NORTH MARY AVENUE
                           SUNNYVALE, CALIFORNIA 94086
                                 (408) 774-4000
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  ------------

                                 STEVEN MARKMAN
                       PRESIDENT, CHIEF EXECUTIVE OFFICER
                     AND CHAIRMAN OF THE BOARD OF DIRECTORS
                               GENERAL MAGIC, INC.
                              420 NORTH MARY AVENUE
                           SUNNYVALE, CALIFORNIA 94086
                                 (408) 774-4000
            (Name, address, including zip code, and telephone number,
                   ncluding area code, of agent for service)

                                   Copies to:
                             DIANE H. FRANKLE, ESQ.
                        Gray Cary Ware & Freidenrich LLP
                               400 Hamilton Avenue
                        Palo Alto, California 94301-1825
                                 (650) 328-6561

--------------------------------------------------------------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time as described in the prospectus after the effective date of this registration statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                                              CALCULATION OF REGISTRATION FEE
===========================================================================================================================
                                                              PROPOSED MAXIMUM      PROPOSED MAXIMUM
Title of Each Class of Securities         AMOUNT TO BE         OFFERING PRICE      AGGREGATE OFFERING        AMOUNT OF
        to be Registered                   REGISTERED             PER SHARE               PRICE           REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------
common stock ($0.001 par value)         234,104 shares(1)       $5.875(2)              $1,375,561            $382.35
===========================================================================================================================

(1) Represents shares of General Magic common stock issued in connection with our acquisition of the assets of NETalk Incorporated.

(2) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) of the Securities Act and based on the average of the high and low sales prices of General Magic common stock as reported on the Nasdaq National Market on November 19, 1998.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.
================================================================================

               SUBJECT TO COMPLETION DATED ________________, 1998

                                 234,104 SHARES
                               GENERAL MAGIC, INC.
                                  COMMON STOCK

     This prospectus relates to the offer and sale of up to 234,104 shares of our common stock by certain creditors and shareholders of NETalk Incorporated, the selling stockholders. The 234,104 shares were issued in connection with our acquisition of substantially all of the assets of NETalk. Our agreement with NETalk is described in more detail on page 8.

     Our common stock is quoted on The Nasdaq National Market under the symbol "GMGC." On November 19, 1998, the last sale price of the common stock as reported on The Nasdaq National Market was $5.75.

     Our principal executive offices are located at 420 North Mary Avenue, Sunnyvale, California 94086, and our telephone number is (408) 774-4000.

                       ----------------------------------

     AN INVESTMENT IN GENERAL MAGIC COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE CAREFULLY CONSIDER THE INFORMATION UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE 3.

                       ----------------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                       ----------------------------------

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SEC IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

               The date of this prospectus is ____________, 1998.

                                TABLE OF CONTENTS


Risk Factors..................................................................  3
     There Are Risks Related to Our New Business Strategy.....................  3
     We Have Earned Minimal Revenues, We Have a History of
     Losses and We Anticipate Losses in the Future............................  3
     Technology Development is Uncertain and Unpredictable....................  3
     We Are Dependent on Distribution Relationships...........................  3
     We Are Dependent on Emerging Markets and the Acceptance of
     Our Service is Uncertain.................................................  4
     We Are Dependent on Third Party Technologies and Products................  4
     We Have Capable Competitors..............................................  4
     Protection of Our Intellectual Property is Uncertain.....................  4
     Conversion of Preferred Stock Would Dilute Current Stockholders..........  4
     Our Service May Raise Security Issues....................................  5
     We Are Dependent on Key Personnel........................................  5
     Our Limited Resources May Restrict Our Operations........................  5
     We Will Have Future Capital Requirements and the Availability
     of Additional Financing is Uncertain.....................................  5
     Our Stock Price Has Been Extremely Volatile..............................  5
     Technology Changes Rapidly in Our Target Market..........................  6
     We Are Dependent on the Internet.........................................  6
     We May Have Year 2000 Compliance Issues..................................  6
     We Have a Single California Location.....................................  7
About General Magic...........................................................  8
Use of Proceeds...............................................................  9
Selling Stockholders.......................................................... 10
Plan of Distribution.......................................................... 11
Legal Matters................................................................. 12
Experts....................................................................... 12
Where to Find More Information................................................ 13
Documents Incorporated by Reference........................................... 13

                                  RISK FACTORS

     You should carefully consider the following risk factors, together with the other information contained or incorporated by reference in this prospectus, in evaluating whether to purchase shares of our common stock.

     This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected in these forward-looking statements as a result of a variety of factors, including those set forth below.

     THERE ARE RISKS RELATED TO OUR NEW BUSINESS STRATEGY. Our new business strategy is subject to the risks inherent in a new business enterprise. To address these risks, we must, among other things, continue to develop and enhance the Portico(TM) service, enter into strategic development and distribution arrangements, respond to competitive developments, and attract, retain and motivate qualified personnel. Our decision to become a provider of an advanced network service assumes that the number of subscribers to the service will be large enough for us to make a profit. Our assumption may not be correct or we may not be able to successfully compete as a network service provider. Either circumstance would have a material adverse affect on our business.

     WE HAVE EARNED MINIMAL REVENUES, WE HAVE A HISTORY OF LOSSES AND WE ANTICIPATE LOSSES IN THE FUTURE. Since we began operations, we have generated minimal revenues, have incurred significant losses and have substantial negative cash flow. As of September 30, 1998, we had an accumulated deficit of $193.3 million, with net losses as follows:

Period                                       Loss
------                                       ----
Nine Months Ended September 30, 1998         $23.8 million
Year Ended December 31, 1997                 $28.4 million
Year Ended December 31, 1996                 $45.6 million

     Historically, we have derived a large percentage of our total revenue from up-front license fees and customer support fees. Due to our recent change in business strategy, we expect to derive a significant portion of our future revenues from direct sales of our service and not from license fees. Although the Portico service was released on July 30, 1998, we expect to incur significant losses through at least the end of the year, and we may never achieve or sustain significant revenues or become profitable.

     TECHNOLOGY DEVELOPMENT IS UNCERTAIN AND UNPREDICTABLE. To be successful, we must develop technology to enable us to provide, bill for and enhance the Portico service. Software product development schedules are difficult to predict because they involve creativity, and the use of new development tools and learning processes. Our software development efforts have been delayed in the past and we may have delays in our current or future development activities. Such delays could have a material adverse effect on our business. Moreover, complex software products like those we are developing for the Portico service frequently contain undetected errors or shortcomings, and may fail to perform or scale as expected. Although we have tested and will continue to test the Portico service, such tests may not accurately simulate actual use of the service by customers. As a result, errors or deficiencies may be found in the commercial release of the Portico service which may reduce or delay market acceptance of the service.

     WE ARE DEPENDENT ON DISTRIBUTION RELATIONSHIPS. In connection with our recent change in business strategy, we must establish and maintain relationships with new distribution channels for the Portico service. We believe that in order to successfully market the Portico service, we must, among other things, enter into distribution arrangements with (1) resellers, (2) telephony providers such as wireless and wireline carriers, and (3) Internet-based information and electronic commerce providers. Competition for such relationships is extremely intense. Moreover, decisions by these third parties, particularly telecommunications providers, to enter into distribution relationships can be a lengthy, expensive process without any assurance of success. We may not succeed in establishing or maintaining the necessary distribution relationship and any such relationships may not result in sales of the Portico service. Our failure to successfully establish and maintain distribution relationships for the Portico service would have a material adverse effect on our business.

     WE ARE DEPENDENT ON EMERGING MARKETS AND THE ACCEPTANCE OF OUR SERVICE IS UNCERTAIN. Our future financial performance depends in large part on growth in demand for the Portico service. This emerging market is rapidly evolving, is attracting increased competition and will be subject to frequent and continuing changes in customer preferences and technology. Because the market for the Portico service is evolving, it is difficult to predict its size or growth rate. The market for services like the Portico service may not develop as quickly as expected, or at all, and the Portico service may not achieve market acceptance. Any of these circumstances would have a material adverse effect on our business.

     WE ARE DEPENDENT ON THIRD PARTY TECHNOLOGIES AND PRODUCTS. To develop the Portico service, we have incorporated and will continue to incorporate technology developed by third parties. We have limited control over whether or when such third party technologies will be developed or enhanced. Moreover, we have limited control over whether interests in such third parties or third party technologies may be acquired by our competitors. A third party's failure or refusal to timely develop, license or support the technology of the Portico service, or the occurrence of errors in the technology, could prevent or delay introduction, market acceptance and continued maintenance and support of the Portico service. Any of these circumstances could have a material adverse effect on our business.

     WE HAVE CAPABLE COMPETITORS. Many of our present and potential competitors have substantially greater financial resources, research and development capabilities, sales and marketing staffs, and better developed distribution channels than we do. The services that we offer may not achieve sufficient quality, functionality or cost-effectiveness to compete with existing or future alternatives. Furthermore, our competitors may succeed in developing competing products or services which are more effective and cheaper than ours, or which render the Portico service obsolete.

     We believe that the principal competitive factors affecting the market for the Portico service are:

     o    the quality, performance and functionality of the Portico service;
     o    our effectiveness in marketing and distributing the service; and
     o    price.

We may not be successful in the face of increasing competition from new technologies, products or services introduced by existing competitors or by new companies entering the market.

     PROTECTION OF OUR INTELLECTUAL PROPERTY IS UNCERTAIN. We seek to protect our proprietary information and technology through contractual confidentiality provisions and applications for United States and foreign patents, trademarks and copyrights. Third parties may seek to challenge, invalidate or circumvent these applications or any resulting patents, trademarks or copyrights. Additionally, competitors may develop equivalent or superior non-infringing technologies. Our revenue could be adversely affected if these competing technologies do not infringe our patents. Furthermore, third parties may assert claims of infringement against us. These claims may lead to litigation and/or require us to significantly modify or even discontinue sales of our service. Any such event could have a material adverse effect on our business.

     CONVERSION OF PREFERRED STOCK WOULD DILUTE CURRENT STOCKHOLDERS. The number of shares of common stock issuable upon conversion of the 5 1/2% Cumulative Convertible Series B Preferred Stock we issued in March and June 1998 is dependent upon the trading price of the common stock at the time of conversion. If the lowest sale price of the common stock in the five trading days prior to conversion is less than $3.53, the number of shares of common stock issuable upon conversion of the Series B stock will increase. The number of shares of common stock issuable upon conversion of the Series C Convertible Preferred Stock we issued in June 1998 is dependent upon the trading price of the common stock during the 20 days prior to the date of conversion. If the average sale price of the common stock decreases, the number of shares of common stock issuable upon conversion of the Series C stock will increase. Our board of directors has the authority to issue additional series of preferred stock that are convertible into common stock without any action by our stockholders. The issuance and conversion of any such preferred stock would dilute the percentage ownership of our then-current stockholders.

     OUR SERVICE MAY RAISE SECURITY ISSUES. The implementation of the Portico service poses several security issues, including the possibility of break-ins and other similar disruptions. We continue to incorporate authentication, encryption and other security technologies in the Portico service. Such technologies may not be adequate to prevent break-ins. In addition, weaknesses in the medium by which users access the Portico service, including the Internet, telephones, cellular phones and other wireless devices, may compromise the security of the electronic information accessed from the Portico service. Our failure to provide a secure service may result in significant liability to us and may deter potential users of the service. We intend to limit our liability to users, including liability arising from failure of the authentication, encryption and other security technologies incorporated into the Portico service, through contractual provisions. However, such limitations may not eliminate liability. We currently do not have liability insurance to protect against risks associated with forced break-ins or disruptions to the Portico service. Security vulnerabilities and weaknesses may be discovered in the Portico service or licensed technology incorporated into the service or in the mediums by which subscribers access the service. Any security problems in the Portico service or the licensed technology incorporated in the service may require us to expend significant capital and resources to alleviate the problems, may result in lawsuits against us, may limit the number of subscribers of the Portico service and may cause interruptions or delays in the development of enhancements to the service. Any of these circumstances could have a material adverse effect on our business.

     WE ARE DEPENDENT ON OUR KEY PERSONNEL. We must continue to attract, retain and motivate qualified personnel. Silicon Valley remains a highly competitive job market, and our key management, engineering, marketing, sales, administrative and customer support personnel may not remain with us, or we may not be able to attract sufficient additional personnel to execute our business plan. We experienced significant attrition of engineering, marketing, administrative and sales personnel during the latter part of 1996 and the first half of 1997, including an approximate one-half reduction in our workforce between October 1996 and January 1997. These reductions adversely affected, and may in the future adversely affect, our ability to attract, retain and motivate qualified personnel. Our current employees may not remain with us and we may not be able to obtain the services of the additional personnel necessary for growth. Our failure to attract or retain qualified personnel could have a material adverse effect on our business.

     OUR LIMITED RESOURCES MAY RESTRICT OUR OPERATIONS. Building, maintaining and enhancing the Portico service is a complex process that requires significant engineering and financial resources. Among other things, we must develop enhancements to the Portico service, establish strategic distribution arrangements and undertake a substantial marketing campaign. We have limited technical, sales and marketing staffs and such personnel may not be able to manage and successfully complete all of the tasks necessary to support the Portico service. In addition, because we have generated minimal revenues to date and do not expect to generate substantial revenues through at least 1998, we must conserve cash. As a result, we may not be able to fund the marketing efforts required to successfully introduce the service to customers. Alternatively, in the event that the market accepts the Portico service our limited resources may be overwhelmed so that we are unable to adequately respond to and satisfy customers' demand for the Portico service. Our failure to timely enhance the Portico service, or to respond to market demand for the service, would have a material adverse effect on our business.

     WE WILL HAVE FUTURE CAPITAL REQUIREMENTS AND THE AVAILABILITY OF ADDITIONAL FINANCING IS UNCERTAIN. If expenditures required to achieve our plans are greater than projected or if we are unable to generate adequate cash flow from sales of our Portico service, we may need to seek additional sources of capital. We have no commitments or arrangements to obtain any additional funding and we may not be able to obtain such additional funding, if necessary. The unavailability or timing of any financing could prevent or delay the continued development and marketing of our service and may require curtailment of our operations. Our failure to raise funds when needed could have a material adverse effect on our business.

     OUR STOCK PRICE HAS BEEN EXTREMELY VOLATILE. Like the stock of other high technology companies, the market price of our common stock has been and may continue to be extremely volatile. Since our initial public offering in February 1995, the closing price of our common stock has ranged from a high of $26.625 to a low of $0.938 per share. Factors such as quarterly fluctuations in results of operations, the announcement of technological innovations, strategic alliances or the introduction of new products or services by us or our competitors may have a significant impact on the market price of our common stock.

     TECHNOLOGY CHANGES RAPIDLY IN OUR TARGET MARKET. The communications technology market is characterized by rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards. The introduction of products or services embodying new technologies and the emergence of new industry standards could render our service obsolete and unmarketable. Our success will depend upon our ability to timely develop and introduce new products and services, as well as enhancements to such products and services, to keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of users. We may not be successful in developing and marketing new products and services that respond to technological changes or evolving industry standards. We may experience difficulties that could delay or prevent the successful development, introduction and marketing of new products and services, and our new products and services may not adequately meet the requirements of the marketplace and achieve market acceptance. Our inability to timely develop and introduce new products and services in response to changing market conditions or consumer requirements would have a material adverse effect on our business.

     WE ARE DEPENDENT ON THE INTERNET. We believe that our future success is in part dependent upon continued growth in the use of the Internet. The Internet may not prove to be a viable means of conducting commerce or communications for a number of reasons, including potentially unreliable network infrastructure and untimely development of performance improvements. In addition, if the Internet continues to experience significant growth in the number of users and level of use, the Internet infrastructure may not be able to support the demands placed on it by such growth. Failure of the Internet as a mode of conducting commerce and communications could have a material adverse effect on our business.

     WE MAY HAVE YEAR 2000 COMPLIANCE ISSUES. We use a significant number of computer systems and software applications in our internal operations, and in our service. If these systems and applications cannot correctly interpret the calendar year 2000, we may need to modify or replace these systems and applications. We are conducting a comprehensive inventory and evaluation of our business systems and applications, equipment and facilities. The cost of upgrade or remediation for the non-"Year 2000" compliant systems and applications discovered thus far is not expected to be material. We expect to conclude evaluation of our exposure, remediation requirements, and cost estimates by the end of 1998. A delay in putting replacement systems in place or the discovery of significant new non-compliance issues could materially adversely effect our business.

     We are also contacting our key suppliers to determine that their operations and the products and services they provide are Year 2000 compliant. We believe that the non-compliance of products and services supplied by third parties, such as our billing system and network operations center software and equipment, or of third party products and services over which we have no control, such as telecommunications and power, present the greatest Year 2000 compliance risks that we may confront. For example, if our telecommunications service, power, or the network operations center software or equipment were to fail, Portico subscribers would be unable to access the Portico service. If the billing system were to fail, we would be unable to invoice Portico subscribers. We have already obtained written assurance from certain of our suppliers, including the developer of our billing system, that their products and services are Year 2000 compliant. We also believe that our network operations center software and equipment, including our Portico service, is Year 2000 compliant. Nevertheless, we will begin detailed testing of its Year 2000 compliance in the first quarter of 1999. Moreover, where practicable, we will attempt to reduce the risk of third-party suppliers' failure to be Year 2000 compliant. We will do this by seeking alternative suppliers whose products and services are compliant and developing Year 2000 contingency plans. We now have in place a business resumption plan that addresses recovery from certain disasters, including recovery from significant loss of voice/data communications access. We are using that plan as a starting point for developing specific Year 2000 contingency plans, which we expect to complete by approximately the second quarter of 1999. However, we may not be able to complete our contingency planning by that time. If our suppliers are not Year 2000 compliant, if we are not able to complete our contingency plans, or if our contingency plans are not effective, these circumstances may have a material adverse effect on our business.

     WE HAVE A SINGLE CALIFORNIA LOCATION. Currently, our only network operations center is located at our headquarters in Sunnyvale, California. Operation of the Portico service is dependent in part upon our ability to protect the network operations center against physical damage from power outages, telecommunications failures, physical break-ins and other similar events. In addition, Northern California historically has been vulnerable to certain natural disasters and other risks, such as earthquakes, fires and floods, which at times have disrupted the local economy and pose physical risks to our property. We presently do not have redundant, multiple site capacity in the event of a technical failure of our Portico service or a natural disaster. In the event of such a failure or disaster, our business could be materially adversely affected.

                               ABOUT GENERAL MAGIC

GENERAL

     We develop and market integrated voice and data applications. We have developed an advanced network service to meet the communication and information management requirements of today's mobile professionals. The advanced network service is named Portico(TM) and was released on July 30, 1998. The Portico service allows subscribers to access and respond to information, either through a leading Web browser or magicTalk(TM), our intelligent voice user interface platform. Among other things, the Portico service is designed to:

     o    manage the subscriber's inbound and outbound calls;

     o collect and consolidate the subscriber's email, and notify the subscriber upon receipt of priority messages;

     o    maintain the subscriber's calendar, address book and task list;

     o collect and forward stock quotes, news and selected public information based on subscriber preferences; and

     o retrieve press releases and other news and information concerning thousands of publicly traded companies.

We are currently distributing the Portico service through value-added resellers, and we are conducting trials of the service with telecommunications carriers.
We are also extending the magicTalk platform to provide telephony access to Internet-based information and electronic commerce services.

     Our current business strategy was announced early in 1997. In prior years, we had developed and licensed two platform technologies, Magic Cap and Telescript. Magic Cap is an integrated communication applications platform, initially designed for handheld communication devices. Telescript was the first implementation of our patented agent technology. It was comprised of two significant components: a programming language that enabled the creation of agents, and a virtual machine that executed agents and transported them from one device to another over a network. We initially licensed our Magic Cap and Telescript platform technologies to multinational consumer electronics companies and to telecommunications network operators. However, the consumer market for handheld communication devices was slow to develop and we did not generate significant royalty revenues in connection with these licensing efforts. In addition, the Internet emerged as the public data communications network of choice, significantly reducing the market opportunity for the proprietary Telescript platform.

     During this period, demand for products and services that address the communication and information management needs of an increasingly mobile society rapidly expanded -- as evidenced by the proliferation of electronic devices and the explosive growth of the Internet, corporate intranets and network services. Advances in wireless telecommunication technologies enabled the growth of paging and cellular telephone networks. Devices such as notebook and subnotebook computers with modems (both wireline and wireless) allowed mobile professionals to connect to their PCs from almost any location, as well as to access on-line information and electronic mail while traveling worldwide. In response to the growing demand by users for a single resource to access and manage communication and information, we adopted our new business strategy to establish ourselves as a leading provider of integrated voice and data applications. We have developed the Portico service to provide a single, easy-to-use, cost-effective solution to mobile professionals who need to access, sort and respond to a multitude of messages, manage their business information, and obtain relevant news and other information on demand.

AGREEMENT WITH NETALK

     On August 28, 1998, we entered into an agreement with NETalk to acquire substantially all of that company's assets. The transaction closed on October 22, 1998. We paid approximately $1.51 million, consisting of $100,000 in cash and 234,104 shares of our common stock (valued at $6.00, the closing price on October 21, 1998).

 Under the agreement with NETalk, we agreed to file a registration statement covering the 234,104 shares within 15 business days of the closing of the transaction and we also agreed to use all reasonable efforts to cause the registration statement to become effective within 60 days following the closing. We are obligated to keep the registration of the shares effective until the earlier of (i) such time as all of the shares can be sold by the selling stockholder in a three-month period in accordance with Rule 144 under the Securities Act and (ii) one year following the closing date of the agreement with NETalk.

OTHER INFORMATION

     General Magic was incorporated in California in May 1990 and was reorganized as a Delaware corporation in February 1995.


                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares by the selling stockholders and all p roceeds will go to the selling stockholders to be used for their own purposes.

                              SELLING STOCKHOLDERS

     The selling stockholders hold shares of common stock which were issued in connection with the acquisition of the assets of NETalk. The table below lists the selling stockholders, the number of shares of common stock which each owns or will own as of the date of this prospectus, the number of shares of common stock subject to sale under this registration statement and the number of shares of common stock each selling stockholder would own assuming sale of all shares of common stock registered by this registration statement.

                                                Shares Beneficially   Shares Offered   Shares Beneficially
                                                Owned Prior to the        by the         Owned After the
Selling Stockholder(1)                              Offering(2)        Prospectus(2)       Offering(2)
----------------------                          -------------------   --------------   -------------------
NETalk Incorporated                                   103,432             103,432               --
Charles Blalack                                         6,883               6,883               --
Doll Technology Investment Fund                        35,587              35,587               --
Doll Technology Affiliates Fund                         2,094               2,094               --
Doll Technology Side Fund                               1,363               1,363               --
John B. Goodrich                                        2,010               2,010               --
John Groobey                                            5,931               5,931               --
Jon B. Victor                                           6,314               6,314               --
George White                                            8,298               8,298               --
WS Investment Company 96B                               5,253               5,253               --
Greenwich Ventures, L.P.                               15,753              15,753               --
Vantage Ventures, C.V.                                  5,251               5,251               --
Wilson Sonsini Groodrich & Rosati, P.C.                31,190              31,190               --
David Atkinson                                            677                 677               --
John Figueroa                                           2,497               2,497               --
Stephen Heymann                                         1,248               1,248               --
John Klabius II                                           182                 182               --
William Meisel                                            141                 141               --
TOTALS:                                               234,104             234,104               --

---------------------

(1) The persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to applicable community property laws.

(2) The number of shares set forth in the table represents an estimate of the number of shares of common stock to be offered by the selling stockholder. Pursuant to our agreement with NETalk, the actual number of shares of common stock offered hereby, and included in the registration statement in which this prospectus is a part, includes such additional number of shares of common stock as may be issued upon any stock split, stock dividend or similar transaction involving the common stock, in order to prevent dilution, in accordance with Rule 416 under the Securities Act.

                              PLAN OF DISTRIBUTION

     We are registering the shares on behalf of selling stockholders. "Selling stockholders" includes donees and pledgees selling shares received from a named selling stockholder after the date of this prospectus. All costs, expenses and fees in connection with the registration of the shares offered hereby will be paid by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholders. Sales of shares may be effected by selling stockholders from time to time on one or more types of transactions (which may include block transactions) on Nasdaq, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

     The selling stockholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     The selling stockholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

     Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the Nasdaq National Market pursuant to Rule 153 under the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act may apply to their sales in the market.

     Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such rule.

     Upon being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to

Rule 424(b) under the Act, disclosing (i) the name of each such selling shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, when we are notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

     We will pay all expenses related to the registration of the shares, including: (1) registration and filing fees imposed by the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and blue sky laws; (2) printing expenses; (3) transfer agents' and registrars' fees; and (4) the reasonable fees and costs of our outside counsel and independent accountants. We will not pay transfer or other taxes and other costs related to the issuance of the shares.


                                  LEGAL MATTERS

     The legality of the shares is being passed upon by Gray Cary Ware & Freidenrich LLP, Palo Alto, California.


                                     EXPERTS

     The consolidated financial statements of General Magic as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997 and for the period from May 1, 1990 (inception) to December 31, 1997 have been incorporated herein by reference and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, incorporated herein by reference and upon the authority of said firm as experts in accounting and auditing.

                         WHERE TO FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements (if required) and other information with the SEC. These reports, proxy statements and other information filed with the SEC may be inspected and copied at the SEC Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information about the operation of the SEC Public Reference Room by calling 1-800-SEC-0330. You can also inspect this material free of charge at a Web site maintained by the SEC at http://www.sec.gov. Finally, you can also inspect reports and other information concerning General Magic at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W., Washington, D.C. 20006. General Magic common stock is traded on The Nasdaq National Market under the symbol "GMGC." General Magic's Web site is located at http://www.generalmagic.com.

                       DOCUMENTS INCORPORATED BY REFERENCE

     The following documents we have filed with the SEC are incorporated in this prospectus by reference:

     1. Quarterly Report on Form 10-Q for the period ended September 30, 1998, filed on November 16, 1998;

     2.   Report on Form 8-K filed on October 27, 1998;

     3. Quarterly Report on Form 10-Q for the period ended June 30, 1998, filed on August 14, 1998;

     4.   Report on Form 8-K filed on June 29, 1998;

     5. Quarterly Report on Form 10-Q for the period ended March 31, 1998, filed on May 15, 1998;

     6. Amended Annual Report on Form 10-K/A for the year ended December 31, 1997, filed on April 30, 1998;

     7. Annual Report on Form 10-K for the year ended December 31, 1997, filed on March 31, 1998;

     8. The description of our common stock contained in our Registration Statement on Form 8-A filed under the Securities Exchange Act of 1934, as amended, including any amendment or report filed to update that description.

     All documents and reports we file under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus shall be deemed to be incorporated by reference in this prospectus. Any statement in a document incorporated or deemed incorporated by reference in this prospectus may be modified or superseded by statements from our more recent filings with the SEC. We will provide free of charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated by reference in this prospectus. Please direct such requests to Investor Relations, General Magic, Inc., 420 North Mary Avenue, Sunnyvale, California 94086. The telephone number is 408-774-4000.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THE INFORMATION IN THIS PROSPECTUS IS CORRECT AS OF THE DATE HEREOF. DELIVERY OF THIS PROSPECTUS AFTER THE DATE HEREOF DOES NOT MEAN THAT THE INFORMATION IS STILL CORRECT.


                                 234,104 SHARES


                               GENERAL MAGIC, INC.


                                  COMMON STOCK

                                  ------------
                                   PROSPECTUS
                                  ------------


                              _______________, 1998


TABLE OF CONTENTS                                                               PAGE
                                                                                ----
Risk Factors...................................................................  3
     There Are Risks Related to Our New Business Strategy......................  3
     We Have Earned Minimal Revenues, We Have a History of Losses and
       We Anticipate Losses in the Future......................................  3
     Technology Development is Uncertain and Unpredictable.....................  3
     We Are Dependent on Distribution Relationships............................  3
     We Are Dependent on Emerging Markets and the Acceptance of
       Our Service is Uncertain................................................  4
     We Are Dependent on Third Party Technologies and Products.................  4
     We Have Capable Competitors...............................................  4
     Protection of Our Intellectual Property is Uncertain......................  4
     Conversion of Preferred Stock Would Dilute Current Stockholders...........  4
     Our Service May Raise Security Issues.....................................  5
     We Are Dependent on Key Personnel.........................................  5
     Our Limited Resources May Restrict Our Operations.........................  5
     We Will Have Future Capital Requirements and the Availability
       of Additional Financing is Uncertain....................................  5
     Our Stock Price Has Been Extremely Volatile...............................  5
     Technology Changes Rapidly in Our Target Market...........................  6
     We Are Dependent on the Internet..........................................  6
     We May Have Year 2000 Compliance Issues...................................  6
     We Have a Single California Location......................................  7
About General Magic............................................................  8
Use of Proceeds................................................................  9
Selling Stockholders........................................................... 10
Plan of Distribution........................................................... 11
Legal Matters.................................................................. 12
Experts........................................................................ 12
Where to Find More Information................................................. 13
Documents Incorporated by Reference............................................ 13

--------------------------------------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates except the SEC registration fee and Nasdaq filing fee.

                                                            To be Paid
                                                              By The
                                                            Registrant
                                                            ----------
SEC Registration Fee                                         $   383*
Nasdaq filing fee                                            $17,500
Accounting fees and expenses                                 $ 5,000
Legal fees and expenses                                      $25,000
Miscellaneous expenses                                       $ 2,117
                                                             -------
Total.....................................................   $50,000
                                                             =======

* We will pay all expenses of registration and distribution of the shares being sold by the selling stockholders, excluding underwriting commissions and similar charges.

------------


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents and in agreements with its directors and officers provisions expanding the scope of indemnification beyond that specifically provided by the Delaware law. The Registrant's Bylaws provide that the Registrant shall indemnify to the full extent authorized by law any person made or threatened to be made a party to an action or a proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she, his or her testator or intestate was or is a director, officer or employee of the Registrant or any predecessor of the Registrant or serves or served any other enterprise as a director, officer or employee at the request of the Registrant or a predecessor of the Registrant. The Registrant's Bylaws also provide that the Registrant may enter into one or more agreements with any person which provides for indemnification greater or different than that provided in such Bylaws. We have entered into such indemnification agreements with our directors and officers.

     The Registrant maintains insurance on behalf of any person who is a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

     See also the undertakings set out in response to Item 17 herein.

ITEM 16. EXHIBITS.

     The following exhibits are filed with this Registration Statement:

EXHIBIT NO.                             DESCRIPTION OF EXHIBIT
-----------                             ----------------------
    5.1        Opinion of Gray Cary Ware & Freidenrich LLP.

   23.1        Consent of KPMG Peat Marwick LLP, independent auditors.

   23.2        Consent of Gray Cary Ware & Freidenrich LLP (included in Exhibit 5.1).

   24.1        Power of Attorney (included in the Signature Page contained in Part II of the Registration Statement).

--------------------------

ITEM 17. UNDERTAKINGS.

     A.   The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     D. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     E.   The undersigned Registrant hereby undertakes that:

          (1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Sunnyvale, State of California on November 20, 1998.

                                       GENERAL MAGIC, INC.



                                       By: /s/ Steven Markman
                                          --------------------------------------
                                          Steven Markman
                                          President, Chief Executive Officer
                                          and Chairman of the Board of Directors


     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Steven Markman and James P. McCormick, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-3, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-facts and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

           SIGNATURE                            TITLE                         DATE
/s/ Steven Markman               President, Chief Executive Officer,   November 20, 1998
------------------------------   Chairman of the Board, Director
Steven Markman                   (Principal Executive Officer)

/s/ James P. McCormick           Chief Financial Officer (Principal    November 20, 1998
------------------------------   Financial and Accounting Officer)
James P. McCormick

/s/Michael E. Kalogris           Director                              November 20, 1998
------------------------------
Michael E. Kalogris

                                 Director                              November   , 1998
------------------------------
Philip D. Knell

/s/ Carl F. Pascarella           Director                              November 20, 1998
------------------------------
Carl F. Pascarella

                                 Director                              November   , 1998
------------------------------
Roel Pieper

/s/ Dennis F. Strigl             Director                              November 20, 1998
------------------------------
Dennis F. Strigl

                                 Director                              November   , 1998
------------------------------
Susan G. Swenson

                                 EXHIBIT INDEX

EXHIBIT NO.                             DESCRIPTION OF EXHIBIT
-----------                             ----------------------
    5.1        Opinion of Gray Cary Ware & Freidenrich LLP.

   23.1        Consent of KPMG Peat Marwick LLP, independent auditors.

   23.2        Consent of Gray Cary Ware & Freidenrich LLP (included in Exhibit 5.1).

   24.1        Power of Attorney (included in the Signature Page contained in Part II of the Registration Statement).